Filed by Horizon Bancorp (0-10792)
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Heartland Bancshares, Inc.

Heartland Bancshares Announces Definitive Agreement to Merge with

 Horizon Bancorp, an Indiana Based Community Banking Company

Franklin, IN February 10, 2012 – Heartland Bancshares, Inc. (OTCBB:HRTB) today announced that it had agreed to be acquired by Horizon Bancorp, an Indiana-based community banking company (Nasdaq GM: HBNC) in a stock-for-stock merger transaction.  Subject to satisfaction of the terms and conditions of the merger agreement, Heartland expects that the transaction will close in the second quarter of 2012.

Under the merger agreement, Horizon has agreed to issue to Heartland’s shareholders Horizon common stock at the exchange ratio of 0.54 shares (subject to adjustment) of Horizon common stock for every share of Heartland common stock that is outstanding at the time of effectiveness of the merger.  Based upon the closing price of Horizon’s common stock of $18.00 on February 8, 2012, the indicated value of the transaction to Heartland’s shareholders as of that date was approximately $9.72 per share, which represented a 155 percent premium to the closing price of Heartland common stock on February 3, 2012, the most recent date on which the stock traded prior to February 9, 2012.  The value of the transaction to Heartland shareholders will vary with fluctuations in the market price of Horizon common stock and adjustments (if any) to the exchange ratio between now and closing.

Based on Horizon’s closing price per share and Heartland’s total dilutive shares outstanding, the acquisition pricing is approximately $14.0 million on February 8, 2012, based on 1,442,727 outstanding shares of Heartland common stock.

This merger will be a tax-free exchange for Heartland’s shareholders.  In addition, Horizon has agreed to redeem all of Heartland’s outstanding preferred Series B and C Shares held by the United States Treasury Department under their Capital Purchase Program.

The merger agreement provides that Heartland Bancshares, the holding company of Heartland Community Bank, will be merged into Horizon Bancorp and that Heartland Community Bank will merged with Horizon Bank, N.A., Horizon Bancorp’s wholly-owned bank subsidiary. The banks will operate under a single Horizon Bank charter, and the bank will operate in Central Indiana as “Heartland Community Bank, a Horizon Company.” Heartland serves Central Indiana, south of Indianapolis, and has the No. 1 deposit market share in Johnson County.

Completion of the transaction is subject to certain conditions, including the approval of Heartland’s shareholders, the receipt of all necessary banking agency regulatory approvals, the maintenance of Heartland’s level of certain past due or adversely-classified loans at or below certain dollar thresholds, the satisfactory completion of reviews by Horizon of the title to and environmental status of the real estate properties of Heartland, and the satisfaction of other terms and conditions.  The exchange ratio may be decreased if and to the extent that Heartland’s consolidated common shareholders’ equity (subject to certain adjustments specified in the merger agreement) is not maintained at or above a certain level through the time of closing.

Heartland's co-founders, Steve Bechman, President and CEO, and Jeffrey Goben, Executive Vice President, will continue to manage Heartland's operations in Central Indiana.  In addition, one member of Heartland's Board of Directors will be added to Horizon Bank's board, and a local advisory board will be established shortly after the closing.

“We are proud to be merging our Bank with a strong, Indiana-focused community bank like Horizon,” stated Steve L. Bechman, Heartland’s president and CEO. “This merger will provide the capital strength and operational capabilities to leverage the strengths we have developed since we established in 1997. Our operating philosophies, corporate culture and commitment to serving the community are an excellent fit with Horizon’s philosophy and culture.”

“Like many smaller community banks around the country, we have had to address the challenges of increased regulatory compliance costs, higher regulatory capital requirements, and redeeming our U.S. Treasury Capital Purchase Program preferred shares. Although we have had great success in attracting and retaining deposits, a lingering soft economy has made it difficult for smaller banks with limited resources to seek out new lending opportunities and to raise capital.”

“We believe this business combination is positive for our shareholders, who will have the opportunity to own shares of a growing and profitable company with a history of 104 consecutive quarters of cash dividend payments. Our employees will have access to new products, sales and service capabilities, improved technology and greater economies of scale that will offer a competitive edge in a highly competitive banking environment.”

Bechman added that Horizon has past experience with successfully integrating acquired banks, and providing a smooth transition for customers and employees.

“We believe retaining the Heartland name in our served markets will enable us to continue building the name recognition and goodwill we have established with our customers, and this is a meaningful advantage in a time when banking customers are looking for service-oriented alternatives to the one-size-fits-all approach of the larger banking franchises. We are very excited about the opportunities this merger will provide.”

Additional Information

Horizon will file a Registration Statement on Form S-4 that will include a proxy statement of Heartland and a prospectus of Horizon and other relevant documents concerning the proposed merger with the Securities and Exchange Commission. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about Horizon, without charge, at the Securities and Exchange Commission’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Mary McColl, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360, telephone: (219) 874-9272  or on Horizon’s website at www.accesshorizon.com under the tab “Investor Relations” and then under the heading “Information Requested”.

This communication does not constitute an offer of any securities for sale.

About Horizon Bancorp

Horizon Bancorp is a locally owned, independent, commercial bank holding company serving Northern Indiana and Southwest Michigan.  Horizon also offers mortgage-banking services throughout the Midwest. Horizon Bancorp may be reached online at www.accesshorizon.com.  Its common stock is traded on the NASDAQ Global Market under the symbol HBNC.

About Heartland Bancshares

Heartland Community Bank is the wholly-owned subsidiary of Heartland Bancshares, Inc. and began banking operations December 17, 1997, in Johnson County, Indiana on the southern edge of the Indianapolis metro area. The Bank has six branches and the No. 1 deposit market share in Johnson County, Indiana. At December 31, 2011, Heartland reported total assets of approximately $246.0 million, total loans approximately $137.7 million, total deposits of approximately $217.9 million and total common shareholder equity of approximately $14.5 million (all amounts are unaudited).

Forward-Looking Statements

This release contains information and “forward-looking statements” that relate to matters that are not historical facts and are usually preceded by the words: “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” and similar expressions. These forward-looking statements are subject to significant risks, assumptions, and uncertainties. Because of these and other uncertainties, our actual results may be materially different from those described in these forward-looking statements. The forward-looking statements in this release speak only as of the date of the release, and we do not assume any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Contact:	Heartland Bancshares, Inc.
Steve L. Bechman Chief Executive Officer 317-738-3702

Jeffrey L. Goben Executive Vice President 317- 881-3915